UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TEXTURA CORPORATION

(Name of Subject Company (Issuer))

TULIP ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

883211104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$791,860,446	$79,740.35

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Textura Corporation (the “Company”), at a purchase price of $26.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 26,855,893 shares of common stock of the Company that were issued and outstanding as of May 9, 2016; (ii) 1,571,720 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of May 9, 2016; (iii) 814,119 shares of common stock of the Company issuable upon the settlement of outstanding restricted stock units as of May 9, 2016; and (iv) 1,214,439 shares of common stock of the Company issuable upon exercise of outstanding warrants to purchase common stock of the Company. The foregoing figures have been provided by the issuer to the offeror and are as of May 9, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,740.35	Filing Party: Tulip Acquisition Corporation, OC Acquisition LLC and Oracle Corporation

Form or Registration No.: Schedule TO	Date Filed: May 12, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on May 12, 2016 by Tulip Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Textura Corporation, a Delaware corporation (the “Company”), at a purchase price of $26.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and supplementing the second paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” on page 40 of the Offer to Purchase to add at the end of such paragraph the following:

“On May 20, 2016, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. As a result, the Antitrust Condition has been partially satisfied inasmuch as the waiting period applicable to the Offer under the HSR Act has terminated.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2016

Tulip Acquisition Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President & Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

Oracle Corporation

By:	/s/ Brian S. Higgins
Name:	Brian S. Higgins
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 12, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated May 12, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(a)(5)(B)	General Presentation issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(a)(5)(C)	FAQ issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(a)(5)(D)	Customer and Partner Letter issued by Oracle Corporation on April 28, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on April 29, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2016, by and among Textura Corporation, OC Acquisition LLC, Tulip Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Textura Corporation with the SEC on April 29, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Textura Corporation on May 12, 2016).

(d)(3)	Confidentiality Agreement, dated as of December 21, 2015, between Oracle Corporation and Textura Corporation (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Textura Corporation on May 12, 2016).

(d)(4)	Exclusivity Agreement, dated as of April 18, 2016, between Textura Corporation and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Textura Corporation on May 12, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously